EXHIBIT 99.3

Press Release

Total further commits to Tellurian-led Driftwood LNG project through 2.5 Mtpa of LNG offtake and equity investments

Paris, April 3, 2019 - Total and Tellurian signed a series of agreements strengthening the partnership between the two companies to develop the Driftwood LNG project located in Louisiana, USA. The agreements include:

•        A Heads of Agreement (HoA) upon which Total will invest in Driftwood Holdings and will offtake 2.5 Million tons per annum (Mtpa) of LNG. More precisely:

a.    Total will make a $500 million equity investment in the Driftwood LNG and purchase 1 Mtpa of LNG from the proposed project;

b.    Tellurian and Total will also enter into a sales and purchase agreement (SPA) for a further 1.5 Mtpa of LNG from Tellurian Marketing’s LNG offtake volumes from the Driftwood LNG. The SPA will be for the purchase of LNG free on board (FOB) for a minimum term of 15 years, at a price based on the Platts Japan Korea Marker (JKM).

•        An Agreement whereby Total will purchase around 20 million shares of Tellurian common stock for an amount of 200 million US dollars.

The agreements are subject to the relevant regulatory approvals and to the Final Investment Decision (FID) of the Driftwood LNG project.

"These agreements increase our commitment to Driftwood LNG, a highly cost-competitive project that benefits from the low gas production costs and prices in the US. In line with our strategy to become a major LNG portfolio player, this transaction will add 2.5 Mtpa of competitive US LNG to Total’s portfolio and strengthen our positions in the US, outlined Patrick Pouyanné, Chairman and CEO of Total. As a strategic partner of Tellurian, we are confident to further invest in the company and become an investor and a customer of Driftwood LNG."

Driftwood LNG is an integrated LNG project that includes building gas pipelines from gas producing areas in Texas and a low cost modular concept liquefaction plant with a capacity of 16.6 Mtpa (Phase 1) and a possibility of increase to 27.6 Mtpa.

Total is a shareholder of Tellurian since 2017, after the Group acquired approximately 46 million shares of Tellurian for an amount of 207 million US dollars.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

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